                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO.     19      )*

                               Itel Corporation
_______________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $1.00 per share
_______________________________________________________________________________
                        (Title of Class of Securities)

                                  465642106
                      _________________________________
                                (CUSIP Number)
              Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
           Two North Riverside Plaza, Suite 600, Chicago, IL  60606
                                (312) 466-3990
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              February 15, 1995
                      _________________________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO. 465642106                                           PAGE 2 OF 10 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Riverside Partners
            36-3274337

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

3       SEC USE ONLY


4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                                       / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
   BENEFICIALLY            5,714,017
     OWNED BY
       EACH       8     SHARED VOTING POWER
     REPORTING
      PERSON      9     SOLE DISPOSITIVE POWER
       WITH
                           5,714,017

                 10     SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,714,017

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.9%

14      TYPE OF REPORTING PERSON*

            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


CUSIP NO. 465642106                                           PAGE 3 OF 10 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SZRL Investments
            36-6561094

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

3       SEC USE ONLY


4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                                       / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY            1,404,087
    OWNED BY
      EACH        8     SHARED VOTING POWER
    REPORTING
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH
                           1,404,087

                 10     SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,404,087

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.9%

14      TYPE OF REPORTING PERSON*

            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


CUSIP NO. 465642106                                           PAGE 4 OF 10 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Equity Holdings
            36-3206542

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

3       SEC USE ONLY


4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                                       / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY               100,000
    OWNED BY
      EACH        8     SHARED VOTING POWER
    REPORTING
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH
                             100,000

                 10     SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              100,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .4%

14      TYPE OF REPORTING PERSON*

            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


CUSIP NO. 465642106                                           PAGE 5 OF 10 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert H. and Ann Lurie Trust
            36-6944487

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

3       SEC USE ONLY


4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                                       / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
   BENEFICIALLY               62,416
     OWNED BY
      EACH        8     SHARED VOTING POWER
    REPORTING
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH
                              62,416

                 10     SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               62,416

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .2%

14      TYPE OF REPORTING PERSON*

            OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


CUSIP NO. 465642106                                           PAGE 6 OF 10 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Samuel Zell
            ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

3       SEC USE ONLY


4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                                       / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
   BENEFICIALLY            0
    OWNED BY
      EACH        8     SHARED VOTING POWER
    REPORTING
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH
                           33,333

                 10     SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            33,333

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .1%

14      TYPE OF REPORTING PERSON*

            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D


CUSIP NO. 465642106                                           PAGE 7 OF 10 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sheli Rosenberg
            ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /

3       SEC USE ONLY


4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                                       / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
   BENEFICIALLY              26,576
     OWNED BY
       EACH       8     SHARED VOTING POWER
    REPORTING
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH
                             36,576

                 10     SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            36,576

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .1%

14      TYPE OF REPORTING PERSON*

            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
         THE SAME MEANING AS THEY HAVE IN THE INITIAL SCHEDULE 13D AND
                               AMENDMENTS THERETO

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Since the date of filing of Amendment No. 18 to Schedule 13D, the following sales of shares to the Issuer have occurred:



                                         Date            Selling                 Number of        Price per
                                                       Shareholder                 Shares           Share
                                     ----------------------------------------------------------------------
                                     12/16/94             SZRL                     9,800           $34.2057
                                     12/19/94             SZRL                    69,800              34.00
                                     12/21/94             SZRL                    15,600             34.125
                                     12/28/94             SZRL                    19,400            34.4866
                                     1/3/95               SZRL                     2,300            34.2197
                                     1/3/95               SZRL                     1,000              33.75
                                     1/4/95               SZRL                    16,700            33.8621
                                     1/5/95               SZRL                     3,500              33.50
                                     1/6/95               SZRL                    34,600             33.875
                                     1/10/95              SZRL                     3,500             34.625
                                     1/16/95              SZRL                    12,100             35.875
                                     1/24/95              SZRL                    11,100              36.00
                                     1/25/95              SZRL                     6,200              36.00
                                     1/26/95              SZRL                    34,800              36.00
                                     1/27/95              SZRL                     4,200              36.00
                                     1/30/95              SZRL                     3,500              35.50


                                     2/14/95              SZRL                    24,300              35.00
                                     2/15/95              SZRL                    26,300             35.375
                                     2/16/95              SZRL                    24,100             35.375
                                     2/17/95              SZRL                    22,400             35.625

                 Net Consideration received by SZRL for the sale of the 322,800 Shares was $12,014,808.28.

                 As of the date hereof, and to the best knowledge of the Reporting Persons, there are 28,597,510 Shares issued and outstanding. The Shares of the Reporting Persons (including 43,333 obtainable by Mr. Zell and Mrs. Rosenberg by the exercise of options which are currently exercisable or which would be exercisable within 60 days) represent approximately 25.6% of the Shares which would be issued and outstanding upon the exercise of such options. Of such Shares, 5,714,017, or 19.9%, are owned beneficially by Riverside; 1,404,087, or 4.9%, by SZRL; 100,000, or .4%, by Equity; 62,416, or .2%, by
                 the Lurie Trust; 33,333, or .1%, by Mr. Zell; and 36,576, or .1%, by Mrs. Rosenberg. Mrs. Rosenberg disclaims beneficial ownership of an additional 1,065 Shares held in trust for her husband.


ITEM 4.         PURPOSE OF TRANSACTION


                It was disclosed in Schedule 13D and Amendments thereto that the Reporting Persons may (i) purchase additional shares of Common Stock in the open market or in private transactions, depending on market conditions, (ii) determine to continue to hold shares of Common Stock presently owned or hereafter acquired or (iii) dispose of all or a portion of such shares. The Issuer has announced various buy-back programs of Common Stock. The Issuer, from time to time, has offered to repurchase shares from the Reporting Persons at prices similar to those paid by the Issuer for shares purchased in the open market. The Reporting Persons have determined, from time to time, to sell shares to the Issuer in order to keep their overall ownership interest in the Issuer at the same general percentage range. The Reporting Persons may continue to sell shares to the Issuer or may determine at any time to discontinue such sales.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


DATED: February 22, 1995

RIVERSIDE PARTNERS, an Illinois                                              EQUITY HOLDINGS, an Illinois general
limited partnership                                                          partnership

By:      Samuel Zell Revocable Trust                                         By:     Samuel Zell Revocable Trust
         under trust agreement dated                                                 under trust agreement dated
         January 17, 1990, a general                                                 January 17, 1990, a general partner
         partner



By:                                                                          By:
         ------------------------------------------                                  ---------------------------------------------
         Samuel Zell, Trustee                                                        Samuel Zell, Trustee

SZRL INVESTMENTS, an Illinois general                                        ROBERT H. AND ANN LURIE
partnership                                                                  TRUST

By:      Samuel Zell Revocable Trust
         under trust agreement dated
         January 17, 1990, a general partner                                 By:
                                                                                     ---------------------------------------------
                                                                                     Sheli Z. Rosenberg, Co-Trustee



By:                                                                          By:
         -------------------------------------------                                 ---------------------------------------------
         Samuel Zell, Trustee                                                        Samuel Zell




By:
         --------------------------------------------
         Sheli Z. Rosenberg
